[Letterhead of Wachtell, Lipton, Rosen & Katz]

September 15, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attention: Eric McPhee

Isaac Esquivel

Benjamin Holt

Pam Howell

Re:	American Exceptionalism Acquisition Corp. A
Registration Statement on Form S-1
Filed August 18, 2025
File No. 333-289701

Ladies and Gentlemen:

On behalf of our client, American Exceptionalism Acquisition Corp. A (the “Company”), we are providing the Company response to the comments of the Staff (the “Staff”) of the Division of Corporation Finance (the “Division”) of the U.S. Securities and Exchange Commission (the “SEC”) set forth in its letter, dated September 11, 2025, with respect to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”).

The Company has filed via EDGAR Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For the Staff’s convenience, the text of the Staff’s comment is set forth below in bold, followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Amended Registration Statement. Terms not otherwise defined in this letter shall have the meanings set forth in the Amended Registration Statement.

Registration Statement on Form S-1 filed August 18, 2025

Cover Page

1.

We note that “in the future” you may reimburse an affiliate of your sponsor for accounting, bookkeeping, office space, IT support, research, professional, secretarial and administrative services. We note that you have filed the form of the agreement as exhibit 10.8 and that the principal executive offices of the company, as disclosed on page 20, are the same address as in the agreement. To the extent that the agreement will be signed upon completion of the offering, please revise to clearly disclose that you will reimburse such fees, rather than the current disclosure, which appears to indicate such agreement is not certain. Otherwise, please clarify.

Response: The Company has revised the disclosure on pages 15, 42, 101, 111, 128, 161 and 174 of the Amended Registration Statement in response to the Staff’s comment.

September 15, 2025

Summary

Conflicts of Interest, page 42

2.

Please expand your disclosure on pages 42-44 to also describe conflicts of interest relating to payments to your sponsor, officers or directors, or your or their affiliates for services rendered prior to or in connection with the completion of your initial business combination, as referenced on page 41. See Item 1602(b)(7) of Regulation S-K.

Response: The Company has revised the disclosure on pages 44-45 of the Amended Registration Statement in response to the Staff’s comment.

3.

Please revise to clarify, as you state in your risk factor on pages 84-85, that your sponsor, its manager, and your officers and directors may pursue business combinations for blank check companies that it has sponsored in any order, which could result in its more recent blank check companies completing business combinations prior to its blank check companies that were launched earlier. Please also revise to reconcile your disclosure here stating that the fiduciary duties or contractual obligations of your officers or directors to other entities could materially affect your ability to complete your initial business combination, with your disclosure on page 163 stating that you do not believe such fiduciary duties or contractual obligations will materially affect your ability to complete your initial business combination.

Response: The Company has revised the disclosure on pages 13 and 127 of the Amended Registration Statement in response to the Staff’s comment.

Risk Factors

We may issue our shares to investors in connection with our initial business combination . . . ,

4.

Please expand to disclose the impact to you and investors of PIPE issuances, including that the arrangements result in costs particular to the de-SPAC process that would not be anticipated in a traditional IPO. If true, disclose that the agreements are intended to ensure a return on investment to the investor in return for funds providing sufficient liquidity.

Response: The Company has revised the disclosure on page 71 of the Amended Registration Statement in response to the Staff’s comment.

Management, page 157

5.

Please revise to ensure you have disclosed the business experience during the past five years of each director, executive officer, and each person nominated or chosen to become a director. For instance, please ensure you have described the experience for each individual for the past five years. See Item 401(e) of Regulation S-K.

Response: The Company has revised the disclosure on pages 158 and 159 of the Amended Registration Statement in response to the Staff’s comment.

* * *

September 15, 2025

If you have any questions related to this letter, please do not hesitate to contact Steven R. Green at (212) 403-1035 or Raaj S. Narayan at (212) 403-1349.

Sincerely

By:	/s/ Steven R. Green
Name:	Steven R. Green

Enclosures

cc:

Steven Trieu

Chief Executive Officer

American Exceptionalism Acquisition Corp. A

Jeffrey Vignos

Chief Financial Officer

American Exceptionalism Acquisition Corp. A

Raaj S. Narayan

Wachtell, Lipton, Rosen & Katz